U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File No.:  001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1860 ‑ 400 Burrard Street, Vancouver, British Columbia, Canada  V6C 3A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date:            December 31, 2015

NEWS RELEASE

Corporate MFC Industrial Ltd Rene Randall 1 (604) 683 8286 ex 2 rrandall@bmgmt.com	Investors DresnerAllenCaron Inc. Joe Allen 1 (212) 691 8087 jallen@desnerallencaron.com

MFC PROVIDES UPDATE ON BANK ACQUISITION

VANCOUVER, BC, December 31, 2015 - MFC Industrial Ltd. ("MFC" or the "Company") (NYSE:MIL) announces that, further to its press releases dated June 15 and November 16, 2015, it continues to work towards completion of its proposed acquisition of a Western European Bank and currently expects to obtain requisite regulatory approvals on or before January 11, 2016.

About MFC Industrial Ltd.

MFC Industrial Ltd. is a finance and supply chain company, which facilitates the working capital and other requirements of its customers. Our business activities involve customized structured financial solutions and are supported by captive sources and products secured from third parties. We do business in multiple geographies and specialize in a wide range of industrial products such as metals, ceramics, minerals, electricity/power, various steel products and ferro-alloys, chemicals and wood products.

Forward-Looking Statements

This document contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature, including, without limitation, statements regarding the Company's planned acquisition of a bank and the receipt of regulatory approvals in connection therewith and any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects", "intends", "anticipates" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause the Company's actual results, revenues, performance or achievements to differ materially from the Company's expectations include, among other things: the Company's ability to satisfy conditions to the closing of the bank acquisition, including the receipt of requisite regulatory approvals; the Company's ability to integrate and realize the benefits of such acquisition; and other factors beyond the Company's control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Additional information about these and other assumptions, risks and uncertainties are set out in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Company's Management's Discussion and Analysis for the three and nine months ended September 30, 2015, filed with the Canadian securities regulators.